MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                              Phone: (303) 422-8127
                               Fax: (303) 431-1567
                                malattyco@aol.com





                                December 24, 2014



John Dana Brown
Attorney Advisor
Securities and Exchange Commission
Washington, DC 20549

Re:      Safe Lane Systems, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed November 14, 2014
         File No. 333-198435

Dear Mr. Brown:

         We received your comment letter to Amendment No. 1, and at the moment we are only responding to comment 1, as we think it's a key issue to resolve with the Commission before we attempt further revisions to the Registration Statement. Therefore we are submitting this letter in response.

Prospectus Cover Page

COMMENT #1. We note your response to our prior comment 5 and reissued in part. Please provide us with a more detailed legal analysis that supports your assertion that Rule 145 of the Securities Act was not applicable at the time STC entered into the Master I.P. Agreement and the Plan of Liquidation was approved by a majority of the shareholders of STC. Please note that Rule 145(a) states that it may be applicable for either "vote or consent," and although STC did not solicit votes from its shareholders, it appears STC may have obtained consents representing a majority of the shares as controlled by management. In your legal analysis, please address the following: (i) what approvals where obtained from the shareholders of STC prior to entry into the Master I.P. Agreement and the Plan of Liquidation, (ii) if you are relying on a specific statutory exemption pursuant to the second


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John Dana Brown
Attorney Advisor
December 24, 2014
Page 2


paragraph of Rule 145 for the issuance of the Class "B" Preferred Convertible Non-Voting Stock to the Trustee of STC, please state the specific exemption and the basis for such exemption, (iii) to the extent you are relying on such a statutory exemption, please address it in the context of not only the actions of the Trustee of STC but also the shareholders of STC and (iv) to the extent that you believe the Plan of Liquidation does not qualify as a transfer of assets under Rule 145(a)(3), please explain. To the extent applicable, please include legal references, statutory, case law or otherwise, which supports your position. Please note that we may have additional comments.

RESPONSE

         We have reviewed Rule 145 and (a)(3) thereof to respond appropriately. Our commentary on Rule 145 language will be in standard font.

"17 CFR 230.145 - Reclassification of Securities, Mergers, Consolidations and Acquisitions of Assets

Rule 145 (ss. 230.145 of this chapter) is designed to make available the protection provided by registration under the Securities Act of 1933, as amended
(Act), to persons who are offered securities in a business combination of the type described in paragraphs (a) (1), (2) and (3) of the rule. The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. (Italics added.)

         Here there is no "offer" of securities in a "business combination." This is a dividend of a newly created separate entity's shares. Note: The italicized language of the Rule, first paragraph. There is no election to a "dividend," as under Nevada law, the Board of STC had full authority to distributea new value to STC shareholders.

(a) Transactions within this section. An offer, offer to sell, offer for sale, or sale shall be deemed to be involved, within the meaning of section 2(3) of the Act, so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for: (Italics added.)

         Please note: There is no vote or consent of STC shareholders. The fact that the Board of STC supports this plan as a way to dividend shares of a an entity created to capitalize and market two specific products to STC shareholders is not a vote solicitation. It was the idea of the Board to encourage a newco to commercialize a specific product line of STC separate from STC.

John Dana Brown
Attorney Advisor
December 24, 2014
Page 3


         There is no "pro rata" distribution. It is limited to shareholders who are not management of STC.

     (1) Reclassifications - Not applicable

     (2) Mergers or consolidations - Not applicable

     (3) Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:
         (i) Such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or
         (ii) Such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or
         (iii) The board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph
     (a)(3) (i) or (ii) of this section within 1 year after the taking of such vote or consent; or
         (iv) The transfer of assets is a part of a preexisting plan for distribution of such securities, notwithstanding paragraph (a)(3) (i),
     (ii), or (iii) of this section.

         None of the items i, ii, iii, are applicable in anyway, and a license subject to performance is not an asset transfer.

         Staff Legal Bulletin No. 4 (CF) from the Division of Corporation Finance Securities and Exchange Commission appears to have significant information and interpretation for Rule 145, so we are relying on interpretations therein. We quote pertinent sections thereof below and add our comments in standard font.

"DATE: September 16, 1997

SUMMARY: This staff legal bulletin states the Division of Corporation Finance's views regarding whether Section 5 of the Securities Act of 1933 applies to spin-offs. This bulletin also addresses related matters, including how securities received in spin-offs may be resold under the Securities Act.

1. What Is A "Spin-Off"?

In a "spin-off," a parent company distributes shares of a subsidiary to the parent company's shareholders.

A subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of the securities by the parent..." (See discussion of "Sale" under 4 below.)


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John Dana Brown
Attorney Advisor
December 24, 2014
Page 4


"4. Does the Subsidiary Have to Register the Spin-Off Under the Securities Act?

The Subsidiary Does Not Have to Register the Spin-Off if Five Conditions are Met...

If the parent shareholders provide consideration for the spun-off shares, the parent would be transferring the spun-off securities for value. This transfer of securities for value is a "sale" under the Securities Act. So, when shareholders provide consideration, the subsidiary must register the spin-off unless an exemption is available..."
(Italics added.)

         In this situation, no consideration is being provided for Spun Off shares, so there is no "sale."

"The subsidiary registers the spun-off securities under the Exchange Act.

"Valid Business Purpose for Spin-Off

"If the parent spins-off "restricted securities," the parent must have held those securities for at least two years.

A company that spins-off "restricted securities" may be an underwriter in the public distribution of those securities.

The Division believes, however, that the parent would not be an underwriter of the spun-off securities and the subsidiary would not have to register the spin-off under the Securities Act when:

     * the parent has held the "restricted securities" at least two years; and

     * the spin-off satisfies the conditions described above.

         In this case, STC is completing a Spin Off for which the shares cannot be distributed, except under a Registration Statement.

"5. Does Securities Act Rule 145 Require the Subsidiary To Register A Spin-Off?

Securities Act Rule 145 requires specified transactions to be registered under the Securities Act when investors decide whether to accept a new or different security in exchange for their existing security. For example, when shareholders vote on a plan or an agreement for the transfer of assets in consideration for the issuance of securities, Rule 145(a)(3) may deem that vote to be a "sale" under the Securities Act. (Italics added.)

         Neither Safe Lane nor STC has asked for a substitution or an exchange of a new security nor any consideration for the shares to be distributed to STC shareholders.

John Dana Brown
Attorney Advisor
December 24, 2014
Page 5


Parent companies often ask their shareholders to vote on proposed spin-offs. Further, spin-offs may include the transfer of assets to the subsidiary.

         No vote was requested or required of shareholders. No consent is required under Nevada Revised Statutes for what is a dividend in form of spun off shares. (See NRS 78.288 referenced hereafter.)

Based on Rule 145(a)(3), the Division generally has refused to say that the subsidiary does not have to register a spin-off where the parent's shareholders vote on an asset transfer from the parent to the subsidiary. However, we have reconsidered this position where the parent wholly owns the subsidiary. In this situation, we will no longer require Securities Act registration of a spin-off solely as a result of a shareholder vote on the asset transfer. The reason for the change in our view is that, when the other conditions described in response to Question 4, immediately above, are met, the vote on the asset transfer does not change the overall nature of the transaction."
(Italics added.)

         A footnote to SLB 4 provides:

"2/ The term "sale" is defined in Section 2(a)(3) of the Securities Act. Even though the parent is the seller of the securities in a spin-off, the subsidiary has to file the registration statement because it is the issuer of the securities."

         Here, the Safe Lane entity, effectively was created and filed a Registration Statement, for both the distribution and resale, which should resolve any concerns or questions of the Commission under
         Section 2(a)11, Section 5, or Rule 145.

         We believe:

        o     (a)(3)(i) is inapplicable
        o     (a)(3)(ii) is inapplicable. No pro rata distribution.
        o     (a)(3)(iii) is inapplicable
        o (a)(3)(iv) - not a "transfer of assets" but a performance based license, subject to revocation, and it is not a "plan of distribution" without Registration.

         This S-1 is in fact a Registration which was carefully designed to assure registration of the securities prior to distribution and for resale. The intent behind the Securities Act was to require Registration, which is being done here. The Registration Statement provides "the protection provided by registration under the Securities Act of 1933," as set forth in the first sentence of Rule 145. No shareholder of STC has received unregistered securities, and no consideration is being given by STC shareholders.

John Dana Brown
Attorney Advisor
December 24, 2014
Page 6

         Please note that Nevada law provides:

Nevada Revised Statutes 78.288

"78.288. Distributions to stockholders.

     1. Except as otherwise provided in subsection 2 and the articles of incorporation, a board of directors may authorize and the corporation may make distributions to its stockholders, including distributions on shares that are partially paid."

         Registrant believes all pertinent securities Registration concerns for the subject shares are completely covered by this Registration. STC shareholders/distributees are giving no consent, no consideration, nor exchange, and are not transferring assets. STC retains the IP and Master License on the IP subject to Safe Lane's performance in commercialization.

         We hope this resolves this Staff Comment. Please let us know if you have further issues with this discussion.

                                              Sincerely,


                                              /s/ Michael A. Littman
                                              Michael A. Littman

MAL:jb